
October 17, 2013

Via E-mail
Jonathan White
President
Type 1 Media, Inc.
5959 Spring Garden Road, #1507
Halifax, NS, Canada B3h 1Y5

      Re: Type 1 Media, Inc.
              Amendment No. 2 to Registration Statement on Form S-1
              Filed October 8, 2013
              File No. 333-189731

Dear Mr. White:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 6

1. We reissue comment 3 from our letter dated August 21, 2013 in part. Please include disclosure in your prospectus summary that you do not intend to use the company as a vehicle for a private company to become a reporting company nor enter into a reverse merger, consolidations or business combinations with any entity in an unrelated industry.

Description of Securities, page 19

Common Stock, page 19

2. You state that as of October 7, 2013, 5,000,000 shares of your common stock and 0 shares of your preferred stock were issued and outstanding. The amount of shares is inconsistent with your Statement of Stockholder's Equity as of June 30, 2013. Please explain or revise accordingly.

<u>Contractual Obligations, page 31</u>

3. We note your revised disclosure that you have sold only one of your nine sponsorship blocks. Please disclose what happened with the second sponsorship block with Medtronic Canada, including whether the agreement was terminated. Please specify whether you returned the $30,000 paid by Medtronic for its partial sponsorship block.

<u>Note 9. Restatements of Previously Issued Consolidated Financial Statements, page F-21</u>

4. There appears to be a calculation error in the foreign currency translation gain (loss) line item presented to determine the "as restated" amount. Please revise to correct and make any conforming adjustments as necessary throughout the document.

<u>Consolidated Statement of Cash Flows, page F-29</u>

5. Please tell us how you determined the effect of exchange rate changes on cash in the amount of $4,034 for the six months ended June 30, 2013.

You may contact Christine Adams, Senior Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director